FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2014

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

Quarterly Report for the Period Ending

March 31, 2014

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2014 of Videotron Ltd.

QUARTERLY REPORT

2014 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2014 – March 31, 2014

May 9, 2014

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2014 and 2013

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony services.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2014 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2013 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE DECEMBER 31, 2013

•	During the first quarter of 2014, revenues grew by 4.8%, adjusted operating income grew by 7.0% and ARPU grew by 6.3%, all compared to the first quarter of 2013.

•	As of March 31, 2014, 521,600 lines were activated on our mobile telephony service, an increase of 18,200 (4.3%) in the quarter and a year-over-year increase of 23.9%.

•	For the ninth consecutive year, Videotron was ranked Québec’s most admired company in the telecommunication industry by Ipsos/infopress.

•

On April 9, 2014, the Corporation announced the closing of its issuance and sale of US$600.0 million aggregate principal amount of 5.375% Senior Notes, due in June 2024 (the “2024 Notes”) for a net proceed of $646.4 million, net of financing fees of $7.8 million. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps, while converting the interest rate from a fixed rate to a floating rate on US$158.6 million principal amount of the Senior Notes. Videotron used the proceeds of this issuance to redeem, on April 24, 2014, US$260.0 million in aggregate principal amount of its outstanding 9.125% Senior Notes due in April 2018, to repay drawings under its revolving credit facility, to pay transaction fees and expenses and intends to use the remainder for general corporate purposes.

•

On April 3, 2014, Industry Canada issued to the Corporation seven 700 MHz spectrum licences in Canada’s four most populous provinces. The operating licences, acquired for $233.3 million, cover the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, for a total covered population of more than 28 million persons. Ownership of these licenses enhances Videotron’s ability to maintain a leading edge, high capacity wireless network in Québec and in the Ottawa region, and provides Videotron with a number of options to maximize the value of its investment in the rest of Ontario, Alberta and British Columbia.

•	On March 28, 2014, Videotron started selling the Apple iPhone to its customers and also launched its new illico app for iPhone.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income and average monthly revenue per user (“ARPU”) are not calculated in accordance with, or recognized by International Financial Reporting Standards (“IFRS”). The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

MANAGEMENT DISCUSSION AND ANALYSIS

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, restructuring of operations and other special items, income taxes and discontinued operations. Adjusted operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. Measures like adjusted operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of adjusted operating income to net income as presented in our condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended March 31
	2014	2013
Adjusted operating income	$334.6	$312.7
Amortization	(146.1)	(135.5)
Financial expenses	(42.5)	(45.9)
Gain (loss) on valuation and translation of financial instruments	1.0	(3.4)
Loss on debt refinancing	(21.4)	–
Restructuring of operations and other special items	(0.2)	–
Income taxes	(17.7)	(23.9)
Income from discontinued operations	–	2.0
Net income	$107.7	$106.0

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Results of Videotron

2014/2013 First Quarter Comparison

Customer statistics

Cable television – The combined customer base for cable television services decreased by 14,000 (0.8%) in the first quarter of 2014 (compared with a decrease of 5,800 (0.3%) in the first quarter of 2013). As of March 31, 2014, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,750,200 total homes passed) of 65.9% compared with 68.2% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,532,700 at the end of the first quarter of 2014, an increase of 1,300 or 0.1% during the period (compared with an increase of 15,700 (1.1%) in the first quarter of 2013) and a year-over-year increase of 32,400 (2.2%). As of March 31, 2014, 84.6% of our cable television customers were subscribers to our illico Digital TV services, compared with 81.1% as of March 31, 2013. Illico Digital TV had a household penetration rate of 55.7% at the end of March 2014, compared with 55.4% as of March 31, 2013.

•

The customer base for analog cable television services decreased by 15,300 (5.2%) in the first quarter of 2014 (compared with a decrease of 21,500 customers (5.8%) in the first quarter of 2013) and year-over-year decrease of 20.2%, primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,419,200 at the end of the first quarter of 2014, an increase of 900 (0.1%) in the quarter (compared with an increase of 9,600 (0.7%) during the first quarter of 2013) and a year-over-year increase of 1.6%. As of March 31, 2014, the household penetration rate for cable Internet access services was stable at 51.6%.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,280,400 at the end of the first quarter of 2014, a decrease of 5,700 (0.4%) in the quarter (compared with an increase of 9,100 (0.7%) in the same quarter of 2013) and a year-over-year increase of 0.5%. As of March 31, 2014, the cable telephony service had a household penetration rate of 46.6%, compared with 47.0% as of March 31, 2013.

Mobile telephony service – As of March 31, 2014, 521,600 lines were activated on our mobile telephony service, an increase of 18,300 (3.6%) in the quarter (compared with an increase of 18,300 (4.5%) in the same quarter of 2013) and a year-over-year increase of 23.9%.

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	March 14	Dec. 13	Sept. 13	June 13	March 13	Dec. 12	Sept. 12	June 12
Cable television:
Analog	278.4	293.7	312.8	330.4	348.9	370.4	395.1	412.9
Digital	1,532.7	1,531.4	1,517.6	1,502.0	1,500.3	1,484.6	1,457.8	1,425.0
Total cable television	1,811.1	1,825.1	1,830.4	1,832.4	1,849.2	1,855.0	1,852.9	1,837.9
Cable Internet	1,419.2	1,418.3	1,408.2	1,395.4	1,397.3	1,387.7	1,369.6	1,341.1
Internet over wireless	7.1	7.2	7.1	7.8	7.0	7.1	7.4	6.8
Cable telephony	1,280.4	1,286.1	1,281.2	1,274.7	1,274.0	1,264.9	1,249.7	1,223.4
Mobile telephony (in thousands of lines)	521.6	503.3	478.0	451.1	420.9	402.6	378.3	347.6

Revenue generating units (RGUs)	5,039.4	5,040.0	5,004.9	4,961.4	4,948.4	4,917.3	4,857.9	4,756.8

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues: $692.7 million, an increase of $31.8 million (4.8%) compared with the first quarter of 2013.

Combined revenues from cable television services increased by $0.8 million (0.3%) to $272.8 million. This increase was primarily due to higher rental revenues from our set-top boxes, the migration of customers from analog to digital services, and an increase in pay-per-view demand.

Revenues from Internet access services increased by $13.6 million (6.9%) to $212.0 million. The improvement was mainly due to customer growth, increase in overage fees and higher revenues from wholesale access.

Revenues from cable telephony service increased by $2.2 million (1.9%) to $117.9 million. This increase was mainly due to customer growth and higher ARPU offset by a decrease in long distance call revenues.

Revenues from mobile telephony services increased by $11.7 million (23.4%) to $61.7 million, essentially due to customer growth.

Revenues from business solutions increased by $0.9 million (5.7%) to $16.7 million.

Revenues from sales of customer premises equipment increased by $1.9 million (27.5%) to $8.8 million mainly due to mobile handsets.

Other revenues increased by $0.7 million (33.3%) to $2.8 million.

Monthly combined ARPU: $121.72 in the first quarter of 2014, compared with $114.49 in the same quarter of 2013, an increase of $7.23 (6.3%). This growth is mainly explained by an increase in customers subscribing to two or more services and price increases in television and Internet services.

Adjusted operating income: $334.6 million in the first quarter of 2014, an increase of $21.9 million (7.0%) compared to the same quarter of 2013.

•	This increase was primarily due to:

•	revenue increase, as detailed above.

Partially offset by:

•	increase in marketing costs; and

•	increase in losses on the sale of mobile devices. The acquisition cost per new subscriber connection on our 4G network is $470.

Employee costs, expressed as a percentage of revenues: 13.3% in the first quarter of 2014 compared with 14.3% in the same quarter of 2013.

•	Employee costs as a proportion of revenues slightly decreased primarily due to:

•	Reduction of fringe benefits costs.

Purchase of goods and services, expressed as a percentage of revenues: stable at 38.4% year-over-year.

Amortization charge: $146.1 million, an increase of $10.6 million (7.8%) compared with the same quarter of 2013.

•	The increase was mainly due to:

•	increase in fixed assets, mostly related to the modernization and expansion of our wireline and wireless networks; and

•	amortization of illico Digital TV set-top boxes following the continuing success of our rental program.

Financial expenses (Primarily comprised of cash interest expense on outstanding debt): $42.5 million in the first quarter of 2014, a decrease of $3.4 million (7.4%) compared with the same quarter of 2013.

•	The decrease was mainly due to:

•	$2.3 million decrease in interest expenses, mainly due to a lower average interest rate on our indebtedness; and

•	$0.8 million decrease of the interest cost on defined benefit plans.

MANAGEMENT DISCUSSION AND ANALYSIS

Gain or loss on valuation and translation of financial instruments: $1.0 million gain in the first quarter of 2014, compared with a $3.4 million loss in the same quarter of 2013, a favourable variance of $4.4 million.

•

The positive variance was essentially due to a favourable change in the fair value of early settlement options due to fluctuations in the valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments, and the gain on reversal of embedded derivatives upon debt redemption in the first quarter of 2014.

Income tax expense: $17.7 million (effective tax rate of 14.1%) in the first quarter of 2014, compared with $23.9 million (effective tax rate of 18.7%) in the same quarter of 2013.

•	The decrease of $6.2 million was mainly due to tax consolidation arrangements with our parent corporation and affiliated corporations.

Net income attributable to shareholder: $107.7 million, an increase of $1.8 million (1.7%).

•	The increase was mainly due to:

•	$21.9 million increase in operating income;

•	$6.2 million decrease in income taxes;

•	$4.4 million favourable variance in gain or loss on valuation of financial instruments; and

•	$3.4 million decrease in financial expenses.

Partially offset by:

•	$21.4 million loss on debt refinancing;

•	$10.6 million increase in amortization charges;

•	$2.0 million decrease in income from discontinued operations; and

•	$0.2 million increase in restructuring of operations and other special items.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of our financial position as of the balance sheet date.

Operating Activities

Cash flows provided by operating activities: $180.2 million in the first quarter of 2014, compared with $172.9 million in the same quarter of 2013, an increase of $7.3 million (4.2%).

•	The increase was mainly due to:

•	$17.5 million decrease in current income tax expenses;

•	$21.9 million increase in adjusted operating income; and

•	$3.1 million decrease in cash financial expenses.

Partially offset by:

•

$35.1 million unfavourable variance in non-cash balances related to operations, mainly due to a $63.3 million decrease in income taxes payable; partially offset by a $13.6 million favourable net variation in accounts receivable and payable to affiliated corporations and a $14.4 million decrease in inventories.

Working capital: Negative $311.2 million as of March 31, 2014 compared with negative $195.4 million as of December 31, 2013. The difference mainly reflects the impact of the decrease in cash and cash equivalents, partially offset by the settlement of the derivative financial instruments due in January 2014, and the decrease in accounts payable and accrued charges.

Investing Activities

Additions to fixed assets: $143.0 million in the first quarter of 2014 compared with $145.6 million in the same quarter of 2013.

Additions to intangible assets: $68.9 million in the first quarter of 2014, compared with $12.9 million in the same quarter of 2013. The variance is due to various software upgrade projects and licence purchases during the quarter, in addition to the development of our LTE technology platform. The Corporation also paid an amount of $46.7 million to Industry Canada as a partial payment going towards the 700 MHz operating licences acquired during the first quarter of 2014.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $186.6 million increase during the first quarter of 2014.

•	Summary of debt increases during the first quarter of 2014:

•	$89.9 million borrowings under our revolving credit facility;

•	$54.8 million unfavourable impact of exchange rate fluctuations; and

•	$35.8 million increase in bank indebtedness.

Dividends: Net increase of $220.0 million in cash distributions to our parent corporation in the first quarter of 2014 compared with the same quarter of 2013.

Assets and liabilities related to derivative financial instruments: Net liability of $2.4 million as of March 31, 2014, compared with a net liability of $163.9 million as of December 31, 2013, a $161.5 million favourable variance.

•	The variance was mainly due to:

•	settlement of the hedging contracts due in January 2014; and

•	favourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Position as of March 31, 2014

Net available liquid assets: $278.2 million for the Corporation and its wholly owned subsidiaries, consisting of $314.0 million in unused availabilities under credit facilities less $35.8 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $2,585.7 million as of March 31, 2014, an increase of $186.6 million; $161.5 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of March 31, 2014, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending March 31

(in millions of dollars)

2015	$10.7
2016	204.1
2017	10.7
2018	10.7
2019	464.9
2020 and thereafter	1,884.4
Total	$2,585.5

Pro forma the issuance in April 2014 of US$600.0 million of Senior Notes bearing interest at 5.375 % and maturing on June 15, 2024 and the redemption in April 2014 of 9.125 % Senior Notes maturing on April 15, 2018 (including the impact of the related swap transactions), the weighted average term of Videotron’s consolidated debt was approximately 8.0 years as of March 31, 2014 (6.9 years as of December 31, 2013) and the debt consisted of approximately 92.0% fixed-rate debt (83.6% as of December 31, 2013) and 8.0% floating-rate debt (16.4% as of December 31, 2013).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and 4G wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Distributions to our shareholder: We paid $300.0 million in dividends to our shareholder, Quebecor Media, in the first quarter of 2014, compared with total cash distributions of $80.0 million in the same quarter of 2013.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of March 31, 2014

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between March 31, 2014 and December 31, 2013

(in millions of dollars)

	March 31, 2014	December 31, 2013	Variance	Variance detail
Assets

Cash and cash equivalents	$1.0	$322.5	$(321.5)	Cash outflows related to investing and financing activities, less inflows provided by operating activities

Amounts receivable from affiliated corporations	84.2	26.1	58.1	Increase in dividends receivable under tax consolidation arrangements

Intangible assets	675.9	640.0	35.9	Partial payment for the acquisition of 700 MHz spectrum licences, partially offset by amortization of AWS spectrum licences

Liabilities

Accounts payable and accrued charges	324.1	408.6	(84.5)	Impact of current variances in activity

Amounts payable to affiliated corporations	105.6	38.3	67.3	Increase in interest payable under tax consolidation arrangements

Income taxes	31.1	84.5	(53.4)	Impact of income tax payments, partially offset by income tax expense

Derivative financial instruments[1]	2.4	163.9	(161.5)	See “Financing Activities” above

Long-term debt, including short-term portion and bank indebtedness	2,585.7	2,399.1	186.6	See “Financing Activities” above

[1]	Current and long-term liabilities less long-term assets

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of March 31, 2014, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of March 31, 2014

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$324.1	$324.1	$–	$–	$–
Amounts payable to affiliated corporations	105.6	105.6	–	–	–
Bank credit facility	48.2	10.7	21.4	16.1	–
Revolving credit facility	89.9	–	–	89.9	–
6 3/8% Senior Notes due December 15, 2015	193.3	–	193.3	–	–
9 1/8% Senior Notes due April 15, 2018	369.7	–	–	369.7	–
7 1/8% Senior Notes due January 15, 2020	300.0	–	–	–	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5% Senior Notes due July 15, 2022	884.4	–	–	–	884.4
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
Interest payments[2]	1,115.0	119.4	321.7	281.0	392.9
Derivative financial instruments[3]	(28.8)	–	12.7	43.4	(84.9)
Lease commitments	177.1	34.8	47.2	35.1	60.0
Services and capital equipment commitments	490.4	235.9	84.0	60.8	109.7

Total contractual cash obligations	$4,768.9	$830.5	$680.3	$896.0	$2,362.1

[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of March 31, 2014.

[3]	Estimated future disbursements, net of receipts, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the first quarter of 2014, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $20.7 million ($16.9 million in the same quarter of 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to the parent and affiliated corporations in the amount of $3.0 million ($2.9 million in the first quarter of 2013). These transactions were concluded and accounted for at the consideration agreed between parties.

MANAGEMENT DISCUSSION AND ANALYSIS

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the first quarter of 2014, Videotron incurred management fees of $11.4 million ($11.3 million in the first quarter of 2013) with its parent corporation.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreing exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2014 and December 31, 2013 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	March 31, 2014		December 31, 2013
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(2,585.5)	$(2,650.3)	$(2,438.5)	$(2,474.2)
Derivative financial instruments
Early settlement options	11.1	11.1	11.8	11.8
Foreign exchange forward contracts[2]	3.5	3.5	1.8	1.8
Cross-currency interest rate swaps[2]	(5.9)	(5.9)	(165.7)	(165.7)

[1]	The carrying value of long-term debt excludes embedded derivatives and financing fees.

[2]	As of December 31, 2013, the value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

The gain or loss on valuation and translation of financial instruments for the three months ended March 31, 2014 and 2013 is summarized in the following table.

Table 7

(Gain) loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended March 31
	2014	2013
(Gain) loss on embedded derivatives	$(0.2)	$3.2
(Gain) loss on derivative financial instruments for which hedge accounting is not used	(0.2)	0.2
Gain on reversal of embedded derivatives upon debt redemption	(0.6)	–
	$(1.0)	$3.4

A loss of $4.1 million was recorded under other comprehensive income in the first quarter of 2014 in relation to cash flow hedging relationships (loss of $11.0 million in the same quarter of 2013).

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

Changes in Accounting Policies

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2014	2013
			(restated, notes 6, 7)
Revenues
Cable television		$272,824	$271,953
Internet		211,974	198,422
Cable telephony		117,942	115,712
Mobile telephony		61,659	49,968
Business solutions		16,690	15,792
Equipment sales		8,790	6,946
Other		2,806	2,135
		692,685	660,928

Employee costs	3	92,127	94,340
Purchase of goods and services	3	265,916	253,880
Amortization		146,141	135,467
Financial expenses	4	42,488	45,906
(Gain) loss on valuation and translation of financial instruments	5	(980)	3,447
Loss on debt refinancing	9	21,403	–
Restructuring of operations and other special items		177	–
Income before income taxes		125,413	127,888

Income taxes
Current		11,244	28,722
Deferred		6,482	(4,813)
		17,726	23,909
Income from continuing operations		107,687	103,979
Income from discontinued operations	6	–	1,986
Net income		$107,687	$105,965

Net income from continuing operations attributable to
Shareholder		$107,677	$103,919
Non-controlling interests		10	60

Net income attributable to
Shareholder		$107,677	$105,905
Non-controlling interests		10	60

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2014	2013
		(restated, notes 6, 7)

Net income	$107,687	$105,965
Other comprehensive loss:
Items that may be reclassified to income :
Cash flows hedges:
Loss on valuation of derivative financial instruments	(4,079)	(11,029)
Deferred income taxes	(2,188)	(311)
Reclassification to income:
Loss related to cash flows hedges	1,640	–
Deferred income taxes	(1,679)	–
	(6,306)	(11,340)
Comprehensive income	$101,381	$94,625

Comprehensive income attributable to
Shareholder	$101,371	$94,565
Non-controlling interests	10	60

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 10)	Retained earnings	Accumulated other comprehensive loss (note 12)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2012	$3,401	$788,894	$(19,026)	$1,037	$774,306

Net income	–	105,905	–	60	105,965

Other comprehensive loss	–	–	(11,340)	–	(11,340)

Dividends	–	(80,000)	–	–	(80,000)

Balance as of March 31, 2013	3,401	814,799	(30,366)	1,097	788,931

Net income	–	270,643	–	247	270,890

Other comprehensive income	–	–	21,257	–	21,257

Related party transaction (note 7)	–	22,953	–	–	22,953

Dividends	–	(281,880)	–	(401)	(282,281)

Balance as of December 31, 2013	3,401	826,515	(9,109)	943	821,750

Net income	–	107,677	–	10	107,687

Other comprehensive loss	–	–	(6,306)	–	(6,306)

Dividends	–	(300,000)	–	(155)	(300,155)

Balance as of March 31, 2014	$3,401	$634,192	$(15,415)	$798	$622,976

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2014	2013
			(restated, notes 6, 7)

Cash flows related to operating activities
Net income from continuing operations		$107,687	$103,979
Adjustments for:
Amortization of fixed assets		119,240	108,971
Amortization of intangible assets		26,901	26,496
(Gain) loss on valuation and translation of financial instruments	5	(980)	3,447
Amortization of financing costs and long-term debt premium or discount	4	1,285	1,441
Deferred income taxes		6,482	(4,813)
Loss on debt refinancing	9	21,403	–
Other		2,238	2,329
		284,256	241,850
Net change in non-cash balances related to operating activities		(104,069)	(68,958)
Cash flows provided by continuing operating activities		180,187	172,892

Cash flows related to investing activities
Additions to fixed assets		(143,041)	(145,578)
Additions to intangible assets	8	(68,924)	(12,949)
Other		706	896
Cash flows used in continuing investing activities		(211,259)	(157,631)

Cash flows related to financing activities
Increase in bank indebtedness		35,811	–
Net borrowings under revolving credit facility		89,922	–
Settlement of hedging contracts		(115,982)	3,770
Dividends		(300,000)	(80,000)
Other		(182)	–
Cash flows used in continuing financing activities		(290,431)	(76,230)

Net change in cash and cash equivalents from continuing operations		(321,503)	(60,969)

Cash flows provided by discontinued operations	6	–	1,483

Cash and cash equivalents at beginning of period		322,469	163,231
Cash and cash equivalents at end of period		$966	$103,745

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2014	2013
		(restated, notes 6, 7)
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash (bank overdraft)	$147	$(19,534)
Cash equivalents	819	123,279
	$966	$103,745

Interest and taxes reflected as operating activities
Cash interest payments	$24,005	$18,536
Cash income tax payments (net of refunds)	62,660	16,658

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	March 31, 2014	December 31, 2013
Assets

Current assets
Cash and cash equivalents	$966	$322,469
Accounts receivable	251,435	250,170
Income taxes	1,505	1,615
Amounts receivable from affiliated corporations	84,215	26,113
Inventories	89,526	94,260
Prepaid expenses	35,946	26,941
Total current assets	463,593	721,568

Non-current assets
Investments	2,280,000	2,280,000
Fixed assets	2,879,323	2,892,118
Intangible assets	675,909	640,030
Goodwill	429,252	429,252
Derivative financial instruments	63,380	29,638
Other assets	43,764	36,790
Total non-current assets	6,371,628	6,307,828
Total assets	$6,835,221	$7,029,396

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	March 31, 2014	December 31, 2013

Liabilities and Equity

Current liabilities
Bank indebtedness		$35,811	$–
Accounts payable and accrued charges		324,095	408,621
Amounts payable to affiliated corporations		105,605	38,338
Provisions		9,616	10,757
Deferred revenue		256,344	247,753
Income taxes		32,612	84,522
Derivative financial instruments		–	116,230
Current portion of long-term debt		10,714	10,714
Total current liabilities		774,797	916,935

Non-current liabilities
Long-term debt	9	2,539,162	2,388,391
Subordinated loan from parent corporation		2,280,000	2,280,000
Derivative financial instruments		65,794	77,278
Deferred income taxes		502,428	492,078
Other liabilities		50,064	52,964
Total non-current liabilities		5,437,448	5,290,711
Total liabilities		6,212,245	6,207,646

Equity
Capital stock	10	3,401	3,401
Retained earnings		634,192	826,515
Accumulated other comprehensive loss	12	(15,415)	(9,109)
Equity attributable to shareholder		622,178	820,807
Non-controlling interests		798	943
Total equity		622,976	821,750

Subsequent event	13
Total liabilities and equity		$6,835,221	$7,029,396

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand services.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2013 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on May 7, 2014.

Comparative figures for the three-month period ended March 31, 2013 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2014.

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components are as follows:

	Three months ended March 31
	2014	2013
		(restated, notes 6, 7)

Employee costs	$123,484	$122,538
Less: employee costs capitalized to fixed assets and intangible assets	(31,357)	(28,198)
	92,127	94,340
Purchase of goods and services
Royalties and rights	108,901	109,165
Cost of retail products	33,028	25,479
Subcontracting costs	24,691	24,857
Marketing and distribution expenses	13,949	11,610
Other	85,347	82,769
	265,916	253,880

	$358,043	$348,220

4.	FINANCIAL EXPENSES

	Three months ended March 31
	2014	2013
		(restated, notes 6, 7)

Third parties:
Interest on long-term debt	$42,091	$44,381
Amortization of financing costs and long-term debt discount	1,285	1,441
Loss on foreign currency translation on short-term monetary items	1,282	505
Other	(497)	(233)
	44,161	46,094
Affiliated corporations:
Interest expense (net of interest income)	59,431	35,691
Dividend income (net of dividend expense)	(60,998)	(36,950)
	(1,567)	(1,259)

Interest on net defined benefit liability	261	1,071
Interest capitalized to the cost of fixed assets and intangible assets	(367)	–
	$42,488	$45,906

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

5.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2014	2013

(Gain) loss on embedded derivatives	$(155)	$3,187

(Gain) loss on derivative financial instruments for which hedge accounting is not used	(214)	260
Gain on reversal of embedded derivatives upon debt redemption	(611)	–
	$(980)	$3,447

6.	DISCONTINUED OPERATIONS

On May 31, 2013, the Corporation sold its specialized Web sites Jobboom and Réseau Contact to its parent corporation. Since this transaction occurred in connection with the sale of Jobboom and Réseau Contact by the parent corporation to an external party in 2013, the results and cash flows related to these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows.

7.	CORPORATE REORGANIZATION

On December 29, 2013, the Corporation sold all the operating assets and liabilities of Le Superclub Videotron to a wholly owned subsidiary of its parent corporation. Since as a result of this transaction, no substantive changes have occurred in the parent corporation reporting group and in accordance with the reporting group accounting policy, all figures related to Le Superclub Videotron have been restated as if Le Superclub Videotron had never been a subsidiary of the Corporation.

The total consideration received in 2013, as well as dividends received in 2013 and in prior years were presented directly in retained earnings.

8.	INTANGIBLE ASSETS

As a result of the Industry Canada 700 MHz spectrum auction that ended in the first quarter of 2014, the Corporation acquired seven operating licences, covering the entirety of the provinces of Quebec, Ontario (except Northern Ontario), Alberta and British Columbia, for $233.3 million, for which the Corporation made a cash deposit of $15.9 million in 2013, a $46.7 million payment in the first quarter of 2014 and a final payment of $170.7 million on April 2, 2014. These licences were issued to the Corporation on April 3, 2014 by Industry Canada.

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

9.	LONG-TERM DEBT

On March 26, 2014, the Corporation issued a notice for the redemption of US$260.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 15, 2018 at a redemption price of 103.042% of their principal amount. As a result, a total loss of $21.4 million was recorded in the consolidated statement of income in the first quarter of 2014, including a loss of $1.6 million previously recorded in other comprehensive income. On April 24, 2014, the Senior Notes were redeemed for a total cash consideration of $295.4 million.

Components of the long-term debt are as follows:

	March 31, 2014	December 31, 2013

Bank credit facility	$48,214	$48,214
Revolving credit facility	89,922	–
Senior Notes	2,447,405	2,390,265
Total long-term debt	2,585,541	2,438,479

Adjustment related to embedded derivatives	(8,627)	(7,861)
Financing fees, net of amortization	(27,038)	(31,513)
	(35,665)	(39,374)

Less: current portion	(10,714)	(10,714)
	$2,539,162	$2,388,391

On April 9, 2014, the Corporation issued US$600.0 million aggregate principal amount of Senior Notes bearing interest at 5.375% and maturing on June 15, 2024, for net proceeds of $646.4 million, net of financing fees of $7.8 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part, at any time before their maturity at a price based on a make-whole formula and at par starting on March 15, 2024. The Corporation has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps, while converting the interest rate from a fixed rate to a floating rate on US$158.6 million portion of principal amount of the Senior Notes.

10.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

10.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of March 31, 2014 and December 31, 2013	2,516,829	$3,401

11.	STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the three-month period ended March 31, 2014:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2013	–	$–
Granted	50,000	25.49
As of March 31, 2014	50,000	$25.49
Vested options as of March 31, 2014	–	$–

Quebecor Media Inc.
As of December 31, 2013	273,061	$54.00
Exercised	(31,250)	42.09
As of March 31, 2014	241,811	$55.54
Vested options as of March 31, 2014	17,500	$46.31

For the three-month period ended March 31, 2014, a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $0.4 million (a net consolidated charge of $0.1 million in 2013).

During the three-month period ended March 31, 2014, 31,250 of the Corporation’s stock options were exercised for a cash consideration of $0.7 million (68,212 stock options for $1.0 million in 2013).

VIDEOTRON LTD

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2012	$16,888	$(35,914)	$(19,026)
Other comprehensive income	(11,340)	–	(11,340)
Balance as of March 31, 2013	5,548	(35,914)	(30,366)
Other comprehensive (loss) income	(20,301)	41,558	21,257
Balance as of December 31, 2013	(14,753)	5,644	(9,109)
Other comprehensive loss	(6,306)	–	(6,306)
Balance as of March 31, 2014	$(21,059)	$5,644	$(15,415)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 1/4-year period.

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

On May 8, 2014, the Corporation paid a dividend to its parent corporation, Quebecor Media Inc., for a total cash distribution of $50.0 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie Piuze
By:	Marie Piuze Vice President, Control

Date: May 9, 2014